SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29081M102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29081M102

1	NAME OF REPORTING PERSON Júlio Rafael de Aragão Bozano S.S. or I.R.S. Identification No. of Above Person Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,133,609

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

75,133,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,133,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	29081M102

1	NAME OF REPORTING PERSON Cia. Bozano S.S. or I.R.S. Identification No. of Above Person Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,236,689

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

66,236,689

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,236,689

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.2%

12	TYPE OF REPORTING PERSON

CO

Item 1.
Item 1(a). Name of Issuer:
Embraer — Empresa Brasileira de Aeronáutica S.A.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo
Brazil
Item 2.
Item 2(a). Name of Person(s) Filing:
Júlio Rafael de Aragão Bozano
Cia. Bozano
Júlio Rafael de Aragão Bozano owns 99.66% of Cia. Bozano.
Item 2(b). Address of Principal Business Office:
Júlio Rafael de Aragão Bozano
Rua Visconde de Ouro Preto, No. 5 — 11° andar
Botafogo, Rio de Janeiro — RJ
CEP 22250-180
Brazil
Cia. Bozano
Rua Visconde de Ouro Preto, No. 5 — 11° andar
Botafogo, Rio de Janeiro — RJ
CEP 22250-180
Brazil
Item 2(c). Citizenship or Place of Organization:
Júlio Rafael de Aragão Bozano is a citizen of Brazil.
Cia. Bozano is a corporation (sociedade anônima) organized under the laws of Brazil.
Item 2(d). Title of Class of Securities:
Common Shares
Item 2(e). CUSIP Number:
29081M102
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Item 4. Ownership
(a) Amount Beneficially Owned:
     See Item 9 of attached cover pages.
(b) Percent of Class:
     See Item 11 of attached cover pages.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition
See Items 5-8 of attached cover pages.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
Not Applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2009
Júlio Rafael de Aragão Bozano

By:	/s/ Júlio Rafael de Aragão Bozano

Name: Júlio Rafael de Aragão Bozano
Title: Authorized Signatory

Cia. Bozano

By:	/s/ Sergio Eraldo de Salles Pinto

Name: Sergio Eraldo de Salles Pinto
Title: Executive Officer